Exhibit 2.s.6

MIDWEST METAL

DISTRIBUTION, INC.

AND SUBSIDIARIES

CONSOLIDATED

FINANCIAL

STATEMENTS

FOR THE

YEARS ENDED

DECEMBER 31, 2013

AND 2012

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1-2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	3-4

Consolidated Income Statements	5

Consolidated Statements of Changes in Stockholders’ Deficit	6

Consolidated Statements of Cash Flows	7-8

Notes to Consolidated Financial Statements	9-22

INDEPENDENT AUDITORS’ REPORT

To the Stockholders

Midwest Metal Distribution, Inc.

Clinton, Ohio

We have audited the accompanying consolidated balance sheets of Midwest Metal Distribution, Inc. and Subsidiaries (collectively, the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Metal Distribution, Inc. and Subsidiaries as of December 31, 2013 and 2012 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes D and N to the consolidated financial statements, the Company is in default on certain covenants of its loan agreements at December 31, 2013, primarily as a result of a net loss of $2,194,554 incurred in 2013. The lenders may demand repayment of the loans. No such demand has been made. Negotiations are presently under way to obtain revised loan agreements to permit the realization of assets and the liquidation of liabilities in the ordinary course of business. The Company cannot predict what the outcome of the negotiations will be. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ SS&G, Inc.

SS&G, Inc.

October 3, 2014

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	2013	2012
ASSETS

CURRENT ASSETS
Cash	$1,184,588	$420,525
Accounts receivable, net of allowance of $158,789 and $216,304 as of December 31, 2013 and 2012, respectively	10,087,356	11,170,248
Inventory	16,194,803	17,469,230
Prepaid expenses and other current assets	922,468	851,662
Deferred income taxes	—	291,482

	28,389,215	30,203,147

PROPERTY, PLANT, AND EQUIPMENT, net	7,227,559	7,568,837

OTHER ASSETS
Deferred rent	56,807	102,940
Intangible assets, net	296,710	584,334

	353,517	687,274

TOTAL ASSETS	$35,970,291	$38,459,258

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, CONTINUED

	DECEMBER 31,
	2013	2012
LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Current portion of long-term debt	$18,293,000	$132,233
Line of credit	19,398,859	19,397,630
Accounts payable	6,053,109	8,265,504
Accrued expenses	1,155,879	1,326,456
Deferred income taxes	59,712	—

	44,960,559	29,121,823

LONG-TERM DEBT, net of current portion	48,000	18,341,000
DEFERRED INCOME TAXES	237,636	252,783

TOTAL LIABILITIES	45,246,195	47,715,606

STOCKHOLDERS’ DEFICIT
Preferred stock series A, par value $0.01, 25,000 shares authorized, 2,175 shares issued and outstanding as of December 31, 2013 (liquidation preference of $2,273,490)	22	—
Common stock, par value $0.01, 75,000 shares authorized, 850 and 870 shares issued and outstanding as of December 31, 2013 and 2012, respectively	9	9
Additional paid-in capital	2,175,054	78
Accumulated deficit	(11,450,989)	(9,256,435)

TOTAL STOCKHOLDERS’ DEFICIT	(9,275,904)	(9,256,348)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$35,970,291	$38,459,258

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	FOR THE YEARS ENDED DECEMBER 31,
	2013	%	2012	%
NET SALES	$101,210,550	100.0	$104,094,820	100.0

COST OF GOODS SOLD	93,345,189	92.2	95,558,080	91.8

GROSS PROFIT	7,865,361	7.8	8,536,740	8.2

OPERATING EXPENSES
Selling, general and administrative	6,781,843	6.7	6,838,821	6.6
Goodwill impairment	—	—	9,701,535	9.3

	6,781,843	6.7	16,540,356	15.9

OPERATING INCOME (LOSS)	1,084,518	1.1	(8,003,616)	(7.7)

OTHER INCOME (EXPENSE)
Interest expense, net	(3,026,109)	(3.0)	(2,989,126)	(2.9)
Foreign currency exchange loss	(60,300)	(0.1)	(47,783)	—
Miscellaneous	144,384	0.2	10,318	—

	(2,942,025)	(2.9)	(3,026,591)	(2.9)

LOSS BEFORE INCOME TAXES	(1,858,507)	(1.8)	(11,030,207)	(10.6)

INCOME TAX (EXPENSE) BENEFIT	(336,047)	(0.3)	407,100	0.4

NET LOSS	$(2,194,554)	(2.2)	$(10,623,097)	(10.2)

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

					Additional	Retained Earnings	Total
	Preferred Stock		Common Stock		Paid-in	(Accumulated	Stockholders’
	Units	Amount	Units	Amount	Capital	Deficit)	(Deficit) Equity
BALANCE, January 1, 2012	—	$—	800	$8	$72	$1,366,662	$1,366,742

Exercise of restricted stock	—	—	70	1	6	—	7

Net loss	—	—	—	—	—	(10,623,097)	(10,623,097)

BALANCE, December 31, 2012	—	—	870	9	78	(9,256,435)	(9,256,348)

Forfeiture of restricted stock	—	—	(20)	—	(2)	—	(2)

Issuance of preferred stock	2,175	22	—	—	2,174,978	—	2,175,000

Net loss	—	—	—	—	—	(2,194,554)	(2,194,554)

BALANCE, December 31, 2013	2,175	$22	850	$9	$2,175,054	$(11,450,989)	$(9,275,904)

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,194,554)	$(10,623,097)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,046,124	996,219
Loss on disposal of property and equipment	7,380	33,176
Bad debt (recovery) expense	(904)	85,647
Impairment of goodwill	—	9,701,535
Forgiveness of debt	—	(12,000)
Deferred rent	46,133	86,475
Deferred income taxes	336,047	(374,271)
Changes in operating assets and liabilities
Accounts receivable	1,083,796	1,442,739
Inventory	1,274,427	(1,444,329)
Refundable income taxes	—	273,820
Prepaid expenses and other current assets	(70,806)	285,820
Accounts payable	(2,212,395)	522,201
Accrued expenses	(170,577)	92,590
Income taxes payable	—	(99,500)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(855,329)	967,025

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(433,102)	(1,101,502)
Purchase of intangible assets	—	(110,333)
Proceeds on sale of property and equipment	8,500	42,867

NET CASH USED IN INVESTING ACTIVITIES	(424,602)	(1,168,968)

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	FOR THE YEARS ENDED DECEMBER 31,
	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings under line of credit agreements	$1,229	$243,175
Interest rate swap	—	(21,421)
Repayments of long-term debt	(132,233)	(514,307)
Issuance of preferred stock	2,175,000	—
Payment for forfeited restricted stock	(2)	—
Proceeds from the exercising of restricted stock	—	7

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,043,994	(292,546)

NET INCREASE (DECREASE) IN CASH	764,063	(494,489)

CASH, beginning of year	420,525	915,014

CASH, end of year	$1,184,588	$420,525

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for interest	$2,948,549	$3,017,941

Cash paid during the year for income taxes	$336,047	$143,018

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – Summary of significant accounting policies

Nature of operations

The accompanying consolidated financial statements include the accounts of Midwest Metal Distribution, Inc. and its wholly-owned subsidiaries, Clinton Aluminum Acquisition, LLC (CAA) (inclusive of its wholly-owned subsidiary Clinton Aluminum U.S., LLC (US), which owns 100% of Clinton Aluminum Canada, ULC (Canada)), Clinton Distribution, LLC (CD), and Metal Transportation, LLC (MT), hereinafter collectively referred to as Midwest Metal or the Company.

CAA is a distributor and processor of aluminum and stainless steel sheet plate and bar products. CD owns the land, buildings, and warehouses used by the Company in both Wisconsin and Michigan. MT owns 37 delivery trucks and trailers used by the Company in its operations. US was formed to hold the assets of the Canadian distribution operations.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Midwest Metal Distribution, Inc., and its wholly-owned subsidiaries. Separate trial balances are not maintained for Canada, CD or MT. Accordingly, significant intra-entity transactions and balances have been eliminated in the consolidated financial statements.

Method of accounting

The Company maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash deposits with financial institutions. The deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. From time to time during the years ended December 31, 2013 and 2012, balances exceeded amounts insured by the FDIC. The Company has not experienced any losses and believes it is not exposed to a significant credit risk in this regard. The Company had four major suppliers that accounted for 64% and 61% of the Company’s purchases for the years ended December 31, 2013 and 2012, respectively.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – Summary of significant accounting policies, continued

Accounts receivable

The Company reports trade receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as selling, general, and administrative expense.

Property, plant, and equipment

Property and equipment are stated at cost. Depreciation and amortization have been provided in the consolidated financial statements using the straight-line method at rates based on reasonable estimates of useful lives, which are as follows for major asset classifications:

Years
Buildings and improvements	40
Machinery and equipment	5 - 12
Vehicles	5 - 7
Furniture and fixtures	5

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with Accounting Standards Codification 350, Intangibles – Goodwill and Other (ASC 350), which requires that goodwill and certain indefinite-lived assets not be amortized but that they be evaluated annually for impairment. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives.

The valuation performed by the Company during 2012 indicated that impairment of goodwill was likely since the fair market value of the reporting unit was below the book value of the business. The Company completed the second step of the impairment analysis, in accordance with ASC 350, and allocated the fair value to the existing assets and liabilities and determined that the entire remaining balance of goodwill was impaired. As a result, the Company recorded an impairment loss during 2012 of $9,701,535.

Long-lived assets

Intangible assets with estimable useful lives are required to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 360, Property, Plant, and Equipment. Long-lived assets are reviewed for impairment periodically or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. When an evaluation is required, the projected future undiscounted cash flows are compared to the carrying value of the long-lived assets to determine if a write-down to fair value is required. No impairment losses were identified during the years ended December 31, 2013 and 2012.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – Summary of significant accounting policies, continued

Intangible assets

Intangible assets include deferred financing costs, software and the customer list. Deferred financing costs represent costs paid in connection with obtaining long-term financing. These fees are amortized on a straight-line method over three to five years, which is the term of the related financing. Software is being amortized over three years and the customer list is being amortized over five years.

Finite-lived intangible assets at December 31, 2013 and 2012 were as follows:

	2013			2012
	Gross Carrying	Accumulated	Net Book	Gross Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value
Deferred financing costs	$309,736	$(230,526)	$79,210	$309,736	$(154,569)	$155,167
Software	400,000	(400,000)	—	400,000	(333,333)	66,667
Customer list	725,000	(507,500)	217,500	725,000	(362,500)	362,500

	$1,434,736	$(1,138,026)	$296,710	$1,434,736	$(850,402)	$584,334

Amortization expense related to these intangible assets amounted to $287,624 and $357,524 for the years ended December 31, 2013 and December 31, 2012, respectively. The amount of amortization expense related to these costs that the Company estimates will be recorded in each of the next two years is as follows:

Year ending
December 31,
2014	$198,740
2015	97,970

$296,710

Revenue recognition

Revenue is recognized upon shipment of product, provided there are no uncertainties regarding acceptance, that there is persuasive evidence of an arrangement and that the sales price is fixed and determinable and collection of the related receivable is reasonably assured. Revenue is deferred and included in liabilities when the Company receives cash in advance for services not yet performed.

Taxes collected from customers

The Company collects sales tax from its customers on product sales that is remitted to various governmental authorities when due. The Company’s policy is to record taxes collected from customers as a component of sales and the amount of taxes paid to governmental authorities as general and administrative expenses on its consolidated statement of income.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – Summary of significant accounting policies, continued

Shipping and handling costs

Shipping and handling costs are included in cost of goods sold.

Advertising expenses

Advertising costs are expensed as incurred and amounted to $19,418 and $25,966 for the years ended December 31, 2013 and 2012, respectively.

Foreign currency translation

The U.S. Dollar is the functional currency of all of the Company’s operations. For the Company’s Canadian subsidiary, all foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for property, plant and equipment which is remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts which are remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

Reclassification

Certain December 31, 2012 items have been reclassified to conform with the presentation in the December 31, 2013 consolidated financial statements.

Events occurring after the reporting date

The Company has evaluated events and transactions that occurred between December 31, 2013 and October 3, 2014, which is the date that the consolidated financial statements were available to be issued, for possible recognition or disclosure in the consolidated financial statements.

NOTE B – Inventory

Inventories are valued at the lower of average cost or market and consisted of the following at December 31, 2013 and 2012. Inventories consisted of the following components as of December 31:

	2013	2012
Raw materials	$16,092,756	$17,391,739
Work-in-process	102,047	77,491

	$16,194,803	$17,469,230

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – Property, plant, and equipment

Property and equipment consisted of the following at December 31:

	2013	2012
Land and improvements	$300,000	$300,000
Buildings	1,838,283	1,838,283
Machinery and equipment	5,723,389	5,595,131
Vehicles	1,107,028	871,986
Furniture and office equipment	350,479	200,538
Leasehold improvements	9,486	9,486
Construction in progress	—	106,155

	9,328,665	8,921,579
Less: accumulated depreciation	(2,101,106)	(1,352,742)

	$7,227,559	$7,568,837

Depreciation expense for the years ended December 31, 2013 and 2012 was $758,500 and $638,694, respectively.

NOTE D – Line of credit

At December 31, 2013 and 2012, the Company had a revolving line of credit arrangement with PNC Bank, NA (PNC) with maximum available borrowings of $25,000,000. Borrowings under this arrangement are secured by accounts receivable, inventory, and property and equipment and contain certain restrictive financial covenants. As of December 31, 2013, the Company was in default of the PNC restrictive financial covenants (see Note N). The facility bears interest in accordance with a pricing grid based on the Company’s fixed charge coverage ratio. The maximum interest rate charged per the grid is based on LIBOR plus 3.5% or the bank’s alternative base rate plus 1.25% payable monthly in arrears. At December 31, 2013 and 2012, the actual interest rate charged on the amount outstanding on the line of credit was 4.50% and 4.00%, respectively. The interest rate charged is determined pursuant to the pricing grid, on a quarterly basis. The Company is also required to pay an unused facility fee monthly equal to a percentage (.375%) of the amount by which the revolving credit commitment exceeds the average daily amount outstanding on the line. The revolving credit facility expires on the earlier of December 30, 2017 or 90 days prior to the scheduled maturity date of the Mezzanine Debt. There was $19,398,859 and $19,397,630 outstanding on the revolving line of credit at December 31, 2013 and 2012, respectively.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – Long-term debt

The Company’s long-term debt consisted of the following at December 31:

	2013	2012
Term loan with PNC, monthly principal payments of $32,165 plus interest at 5.25% at December 31, 2012; secured by the Company’s assets. Interest rate determined quarterly based on a pricing grid with a margin of 1.5% to 2.0% on the prime rate or from 3.75% to 4.25% on the LIBOR rate. This loan was paid in full during 2013.	$—	$120,233

Term loan with the City of Janesville, Wisconsin (the City), bearing interest at 4.00% with 10 annual payments of $14,580 including interest; secured by a building. Annual interest and principal payments to be waived by the City provided the Company complies with minimum employment levels.	60,000	72,000

Note payable (“Mezzanine Debt”) to majority stockholder, bearing interest at the greater of the LIBOR rate plus 8% or 12%. Interest only payments due monthly. Principal due at maturity on July 31, 2015. Note is secured by all the assets of the Company and is subordinate to the PNC debt. See Note N related to default on covenants.	18,281,000	18,281,000

	18,341,000	18,473,223
Less: current portion	(18,293,000)	(132,233)

	$48,000	$18,341,000

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – Long-term debt, continued

Aggregate maturities of long-term debt are as follows for the years ending:

December 31,
2014	$18,293,000
2015	12,000
2016	12,000
2017	12,000
2018	12,000

$18,341,000

Interest expense on debt totaled $3,026,109 and $2,989,126 for the years ended December 31, 2013 and 2012, respectively.

NOTE F – Equity

On July 23, 2013, the Company amended its certificate of incorporation to authorize 25,000 shares of Series A convertible preferred stock and 75,000 shares of common stock. During 2013, the majority stockholder purchased 2,175 shares of the Series A convertible preferred stock for an aggregate price of $2,175,000.

The Series A preferred stockholders are entitled to receive cash dividends at the rate of 12% of the Series A Liquidation Preference of $1,000 per annum per share when, and if, the Board of Directors declares them from the Company’s legally available funds. Dividends on Series A preferred stock shall compound annually and shall be cumulative. No dividends were declared during the years ended December 31, 2013 and 2012.

Series A preferred stockholders are entitled to receive $1,000 per share for each Series A preferred share, in the event the Company is liquidated, dissolved or wound up, whether voluntarily or involuntarily. As of December 31, 2013, dividends in arrears amounted to $98,490, or $45.28 per share of outstanding preferred stock. There were no dividends in arrears as of December 31, 2012.

Series A preferred stock is non-redeemable. Each share of Series A preferred stock is convertible at the option of the holder thereof into shares of common stock. The number of shares of common stock to which holders of Series A preferred stock are entitled shall be the quotient obtained by dividing the Series A Liquidation Preference ($1,000 per share) of the Series A preferred shares being converted, plus all dividends accrued thereon, by the Applicable Conversion Value in effect. As of December 31, 2013, the Applicable Conversion Value was $100. The holder of each share has the right to one vote for each share of common stock into which such Series A preferred stock could then be converted, and with such vote, such holder shall have the full voting rights and powers of the holders of common stock.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G – Income taxes

Deferred income tax assets and liabilities are computed annually for temporary differences between the consolidated financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts.

The provision (credit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company’s net deferred tax (liability) asset was $(297,348) and $38,699 at December 31, 2013 and 2012, respectively, and was comprised of the following:

	2013	2012
Current deferred tax asset:
Federal	$75,712	$402,977
State	7,126	7,162

Total current deferred tax asset	82,838	410,139

Current deferred tax liability:
Federal	(130,288)	(108,450)
State	(12,262)	(10,207)

Total current deferred tax liability	(142,550)	(118,657)

Net current deferred tax (liability) asset	(59,712)	291,482

Noncurrent deferred tax asset:
Federal	910,898	234,326
State	502	22,054
Foreign	524,205	447,819

Total noncurrent deferred tax asset	1,435,605	704,199

Noncurrent deferred tax liability:
Federal	(1,050,194)	(805,694)
State	(98,842)	(75,830)
Foreign	(109,691)	(75,458)

Total noncurrent deferred tax liability	(1,258,727)	(956,982)

Less: valuation allowance	(414,514)	—

Net noncurrent deferred tax liability	(237,636)	(252,783)

Net deferred taxes	$(297,348)	$38,699

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G – Income taxes, continued

The deferred tax asset results from the difference in the method of recognition of amortization expense for financial statement and income tax purposes, the allowance for bad debts, certain accrued liabilities and net operating loss carryforwards. The deferred tax liability results from the difference in the method of recognition of depreciation expense and rent expense for financial statement and income tax purposes, and prepaid expenses.

The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets only to the extent that realization is more likely than not. Based upon a review of the history of losses and trends of the Company’s operations in Canada, a valuation allowance in the amount of $414,514, as of December 31, 2013, was established due to the uncertainty of the realization of the deferred tax assets related to the Company’s Canadian operations.

The components of the income tax (expense) benefit are as follows for the years ended December 31, 2013 and 2012:

	2013	2012
Current provision	$—	$32,839
Deferred provision	78,467	374,271
Change in valuation allowance	(414,514)	—

Income tax (expense) benefit	$(336,047)	$407,110

The Company’s effective income tax rate for 2013 differs from what would be expected if the federal statutory rates were applied to the Company’s income before income taxes primarily due to management’s estimate that a valuation allowance is necessary for the Canadian deferred tax asset due to uncertainty as to whether the tax benefits would ever be realized. The Company’s effective income tax rate for 2012 differs from what would be expected if the federal statutory rates were applied to the Company’s income before income taxes primarily due to permanent differences between expenses deductible for financial statement and income tax purposes (including impairment of goodwill), income attributable to the Company’s Canadian subsidiary being taxed at a lower effective tax rate, and state income taxes.

Net operating loss carryforwards available as of December 31, 2013 expire as follows:

Year Ending December 31	Federal	Foreign
2032	$1,085,542	$1,089,166
2033	1,347,274	888,967

	$2,432,816	$1,978,133

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G – Income taxes, continued

The Company has various state net operating loss carryforwards available as of December 31, 2013 totaling $1,013,133 with the earliest state net operating loss carryforward expiring during the year ending December 31, 2023.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The earliest year that the Company’s income tax returns are subject to examination is the period ended December 31, 2010.

NOTE H – Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the consolidated financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.

During 2012, the Company’s financial assets and liabilities included goodwill. The Company generally applies fair value techniques on a nonrecurring basis associated with valuing potential impairment loss related to long-lived assets accounted for pursuant to
ASC 360. Fair value was determined by multiplying the adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) of the Company times a median multiple factor based on similar deal and then subtracting the amount of interest bearing debt. Debt was assumed to be stated at fair value.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – Fair value measurements, continued

Fair values of assets and liabilities measured on a nonrecurring basis at December 31, 2012 were as follows:

	Fair Value Measurements at Reporting Date Using
	Fair Value	Level 1	Level 2	Level 3	Loss
Goodwill	$—	$—	$—	$—	$(9,701,535)

Total	$—	$—	$—	$—	$(9,701,535)

In accordance with the provisions of ASC 350, goodwill with a carrying amount of $9,701,535 was written down to its implied fair value of $0, resulting in an impairment charge of $9,701,535, which was included in the operating results for the year ended December 31, 2012.

NOTE I – Operating leases

The Company leases facilities and vehicles under operating leases that expire at various dates through January 2017. Rental expense under operating leases for the years ended December 31, 2013 and 2012 was $930,633 and $953,728, respectively.

Future minimum lease payments under lease agreements that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2013 are as follows:

Years Ending
December 31,
2014	$682,435
2015	695,622
2016	596,130
2017	230,597

$2,204,784

Effective September 1, 2012, the Company entered into a five year agreement to lease a building located in Kitchener, Ontario. Under this lease the rent payments commenced in December, 2012, with monthly payments escalating on an annual basis through lease termination in November 2017.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I – Operating leases, continued

The Company is also responsible for real estate taxes and assessments on this property.

Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. Accordingly, rent expense was increased by $46,133 and $86,475 for the years ended December 31, 2013 and 2012, respectively, to reflect rent expense related to the Clinton, Ohio and Kitchener, Ontario leases on the straight-line basis. An aggregate difference of $56,807 and $102,940 at December 31, 2013 and 2012, respectively, has been recorded on the consolidated balance sheets as deferred rent (asset) relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE J – Employee benefit plans

The Company has a 401(k) and profit sharing plan covering substantially all employees. The Company does not match employee deferrals, but may make a profit sharing contribution at the discretion of the Board of Directors. There were no profit sharing contributions for years ended December 31, 2013 and 2012.

NOTE K – Commitments and contingencies

Exit fee

The Mezzanine Debt has an exit fee associated with the note. This exit fee is payable upon the occurrence of a change in control in an amount equal to 4.25% per annum of the outstanding principal amount of the note (but in no case less than 75% of the original principal amount of the note) calculated on a monthly basis. The Company’s obligation to pay the exit fee survives the termination of the note and the repayment of all obligations associated with the note. The exit fee is secured by the collateral of the note. As of December 31, 2013 and 2012, the calculated exit fee amounted to $5,018,934 and $4,241,991, respectively. This amount was not accrued in these consolidated financial statements as management did not believe that the likelihood of a change in control was probable at December 31, 2013 and 2012.

Additionally, the amount of the exit fee payable shall be reduced dollar-for-dollar by amounts payable under the terms and conditions of the Exit Fee Change of Control Bonus Plan.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L – Commitments and contingencies, continued

Exit fee change of control bonus plan

In conjunction with the exit fee payable upon the occurrence of a change in control, the Company instituted a bonus plan to provide for certain additional incentive compensation payments to be made to key employees or consultants to the Company. Under this plan, each participant in the plan is entitled to a percentage (as set forth in the participant’s bonus agreement) of the Pool Amount which was $349,784 (as of July 1, 2010) plus an amount equal to 0.6375% per annum on the outstanding principal amount of the Mezzanine Debt calculated on a monthly basis commencing on July 1, 2010, but in no case shall the percentage be calculated on less than $11,625,000. During 2012, bonus agreements were executed with two executives of the Company entitling them to a bonus payment, determined in accordance with the plan. During 2013, one of the executives entitled to a bonus payment terminated employment and, in accordance with the plan, forfeited his right to bonuses in the event of a change in control.

NOTE M – Contingent stock purchase warrant and stock based compensation

Contingent stock purchase warrant

The Company issued a contingent stock purchase warrant to its majority stockholder. The majority stockholder is entitled to purchase from the Company at any time, or from time to time before June 30, 2025, up to 200 fully paid and non-assessable shares of the Company’s common stock, at an exercise price of $0.10 per share. This warrant was issued in connection with the adoption of the Company’s 2010 Equity Incentive Plan. During 2012, the majority stockholder exercised 70 shares under the stock purchase warrant. During 2013, there were no shares exercised under the stock purchase warrant.

Stock based compensation

During 2012, the Company granted an option to purchase a total of 70 shares of restricted stock to its Chief Executive Officer and former President at an exercise price of $0.10 per share. These options were exercised during the year ended December 31, 2012. During 2013, the former President terminated employment and forfeited all 20 shares exercised in 2012. There were no options granted during 2013. Shares vest based on a service period of 18 months. The restricted stock was accounted for in accordance with ASC 718, Stock Compensation (ASC 718). In accordance with ASC 718, the Company is required to record compensation expense in the consolidated statement of operations for all employee stock-based awards granted, modified or settled. The fair market value of the stock-based awards is determined at the time the stock-based awards are granted and compensation cost is expensed ratably over the vesting period.

The Company determined the fair market value of the stock-based awards issued during the year ended December 31, 2012 to be zero since the calculated fair value per share of the restricted stock was less than the exercise price of $0.10 per share. Accordingly, no stock-based compensation expense was recorded for the year ended December 31, 2013 and there is no unrecognized compensation expense related to the restricted stock at December 31, 2013. The Company estimated the implied fair value of stockholders’ equity by multiplying the adjusted

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M – Contingent stock purchase warrant and equity incentive plan, continued

Stock based compensation, continued

EBITDA of the Company times a median multiple factor based on similar deals and then subtracting the amount of interest bearing debt. Debt was assumed to be stated at fair value.

These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on certain conditions generally outside the control of the Company. As a result, if other assumptions had been used, total stock-based compensation as determined in accordance with ASC 718 could have been materially impacted. Furthermore, if different assumptions are used for future grants, stock-based compensation could be materially impacted in future periods. The weighted-average fair value of stock granted during the year ended December 31, 2012 was zero.

NOTE N – Going concern

As shown in the accompanying consolidated financial statements, the Company incurred losses during the past two years and had an accumulated deficit in retained earnings of $11,450,989 and $9,256,435 as of December 31, 2013 and 2012, respectively. Those factors, and the fact that the Company has failed to maintain compliance with its debt covenants in place with PNC and related to its Mezzanine debt during 2013 and 2014, create substantial doubt about the Company’s ability to continue as a going concern. Management of the Company continues to work with its primary lender regarding repayment terms of its obligations. The ability of the Company to continue as a going concern is dependent on acceptance of a plan by the Company’s creditors and the plan’s success. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE O – Subsequent event

On August 14, 2014, a letter of intent to purchase the assets of the Company was received, and as of October 3, 2014, the potential buyer is currently performing its due diligence of the Company.